News Release
ALEXCO RESOURCE CORP. ANNOUNCES CAD$30.8 MILLION BOUGHT DEAL
FINANCING

December 7, 2010 -- Alexco Resource Corp. (TSX:AXR, NYSE-AMEX:AXU) (“Alexco” or the “Company”) is pleased to announce that it has entered into an agreement with a syndicate of underwriters (the “Underwriters”), pursuant to which the Underwriters have agreed to purchase, on a bought deal basis, pursuant to a short form prospectus, 3,750,000 common shares (the “Common Shares”) of the Company at a price of CAD$8.20 per share for gross proceeds of CAD$30,750,000 (the “Underwritten Offering”). In addition, the Company will grant the Underwriter an over-allotment option, exercisable for a period of up to 30 days after the closing of the Underwritten Offering, to purchase from the Company up to an additional 562,500 common shares at CAD$8.20 per share to raise additional gross proceeds of up to CAD$4,612,500 (the “Over-Allotment Option”, and together with the Underwritten Offering, the “Offering”).

The Underwriters will receive a cash commission of 6% of the gross proceeds raised, and share purchase warrants entitling the Underwriters to purchase, at a price of $8.50 per share within 12 months after closing of the Offering, common shares of the Company equal to 4% of the aggregate number of securities sold pursuant to the Offering.

The Company intends to use the net proceeds of the Offering to fund project development and ongoing exploration activities, and for general corporate purposes.

Closing of the Offering is anticipated to occur on or before December 23, 2010 and is subject to certain conditions including, but not limited to, the completion of satisfactory due diligence by the Underwriter and the receipt of applicable regulatory approvals including approval of the Toronto Stock Exchange and the NYSE Amex.

This news release does not constitute an offer to sell or a solicitation of an offer to buy nor shall there be any sale of any of the Common Shares in any jurisdiction in which such offer, solicitation or sale would be unlawful. The Common Shares have not been and will not be registered under the United States Securities Act of 1933, as amended (the "U.S. Securities Act") or any state securities laws and may not be offered or sold within the United States or to, or for the benefit of, U.S. persons (as defined in Regulation S under the U.S. Securities Act) unless registered under the U.S. Securities Act and applicable state securities laws or pursuant to an exemption from such registration requirements.

About Alexco

Alexco's business is to unlock value and manage risk at mature, closed or abandoned mine sites through integration and implementation of the Company's core competencies which include management of environmental services, execution of mine reclamation and closure operations and if appropriate, rejuvenation of exploration and development of new mining opportunities.

For more information contact Clynton R. Nauman, President and Chief Executive Officer of Alexco, by telephone at 604-633-4888 or by email to info@alexcoresource.com.

Some statements in this news release contain forward-looking information concerning the Company's anticipated results and developments in the Company's operations in future periods, planned exploration and development of its properties, plans related to its business or financings and other matters that may occur in the future, made as of the date of this press release. Forward-looking statements may include, but are not limited to, statements with respect to future remediation and reclamation activities, future mineral exploration, the estimation of mineral reserves and mineral resources, the realization of mineral reserve and mineral resource estimates, the timing of activities and the amount of estimated revenues and expenses, the success of exploration activities, permitting time lines, requirements for additional capital and sources and uses of funds. Forward-looking statements are subject to a variety of known and unknown risks, uncertainties and other factors which could cause actual events or results to differ from those expressed or implied by the forward-looking statements. Such factors include, among others, risks related to actual results of remediation and reclamation activities; actual results of exploration activities; conclusions of economic evaluations; changes in project parameters as plans continue to be refined; future prices of gold, silver and other commodities; possible variations in ore bodies, grade or recovery rates; failure of plant, equipment or processes to operate as anticipated; accidents, labour disputes and other risks of the mining industry; and delays in obtaining governmental approvals or financing or in the completion of development activities.

Head Office	T. 604 633 4888

Alexco Resource Corp.	F. 604 633 4887
200 Granville Street, Suite 1150
Vancouver, BC V6C 1S4
Canada